Exhibit 99.1

Jaguar Reports Q2 2015 Operating and Financial Results

(All figures are in US dollars unless otherwise expressed)

TSX-V: JAG

TORONTO, Aug. 13, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) today announced its operational and financial results for the second quarter ended June 30, 2015.

Q2 2015 FINANCIAL & OPERATING HIGHLIGHTS

($ thousands, except where indicated)	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Financial Data
Revenue	$22,820	$31,044	$51,567	$62,143
Cost of sales (excluding depreciation)[1]	16,808	23,274	36,941	44,610
Gross margin (excluding depreciation)[1]	6,012	7,770	14,626	17,533
Net (loss) income	(4,383)	246,646	(17,328)	230,888
Per share ("EPS")	(0.04)	2.92	(0.16)	5.37
EBITDA[1]	(137)	257,402	(1,646)	255,402
Adjusted EBITDA[2]	500	(2,911)	7,557	(3,401)
Sustaining capital expenditures[1]	3,052	4,830	8,327	8,653
Non-sustaining capital expenditures[1]	144	180	250	650
Total Capital Expenditures[3]	3,196	5,010	8,577	9,303
Operating Data
Average realized gold price ($ per ounce)[1]	$1,190	$1,280	$1,188	$1,290
Gold sold (ounces)	19,184	24,002	43,412	48,183
Gold produced (ounces)	20,682	23,867	42,018	47,226
Definition drilling (meters)	11,416	10,121	20,384	17,536
Cash operating costs (per ounce produced)[1]	$796	$958	$802	$941
Cash operating costs (per ounce sold)[1]	$876	$970	$851	$926
All-in sustaining costs (per ounce sold)[1]	$1,231	$1,337	$1,198	$1,276

[1] Average realized gold price, sustaining and non-sustaining capital expenditures, cash operating costs and all-in sustaining costs,

EBITDA and Adjusted EBITDA, cost of sales (excluding depreciation) and gross margin (excluding depreciation) are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the

MD&A.

[2] Adjusted EBITDA excludes non-cash items such as impairment and write downs. For more details refer to the Non-IFRS Performance Measures section of the MD&A.
[3] These amounts are presented on accrual basis. Capital expenditures are included in our calculation of all-in sustaining costs.

Cash and Gold Bullion
($ thousands)	June 30, 2015	December 31, 2014
Cash and equivalents	$4,776	$7,161
Gold bullion	1,624	1,801
Total cash and gold bullion	$6,400	$8,962

Financial Highlights

•	Revenues during the second quarter and first half of 2015 were $22.8 million and $51.6 million respectively, compared with revenues of $31.0 million and 62.1 for the corresponding 2014 periods;
•	The average realized gold price per ounce during the second quarter of 2015 was $1,190, compared to $1,280 for the corresponding 2014 period;
•	Sales of gold during the second quarter and first half of 2015 were 19,184 and 43,412 ounces respectively, compared to sales of 24,002 and 48,183 ounces during the corresponding 2014 periods;
•	Adjusted EBITDA for the second quarter and first half of 2015 was $0.5 million and $7.6 million respectively, compared to negative $2.9 million and negative $3.4 million for the same periods in 2014;
•	In addition to the $6.0 million federal tax cash refund in the first quarter of 2015, the Company received another cash refund of $1.3 million (approximately R$4.0 million) in the second quarter in respect of Federal Taxes for its Mineração Serras do Oeste Ltda ("MSOL") operating subsidiary;
•	Total debt outstanding as at June 30, 2015 was $24.9 million (of which $8.4 million is senior secured facility), compared to $31.0 million as at December 31, 2014;
•	As per the terms of the senior secured credit agreement with Global Resource Fund ("Renvest"), the Company was obligated to make a scheduled $1.0 million principal payment on July 28, 2015, which has been, upon agreement between the parties, postponed to August 28, 2015. The Company has engaged in and continues to be in discussions with Renvest about financing and Credit Agreement matters;
•	The results of our operations are affected by the foreign currency movements of the Brazilian Reais and Canadian dollar, versus the US dollar. Approximately 90% of our expenditures in Brazil and 95% of our expenditures for the head office in Toronto are denominated in Brazilian Reais and Canadian dollars, respectively. Therefore cash flows are sensitive to any movements in Brazilian Reais and Canadian dollar, as compared to the US dollar. Since the Company reports its earnings in US dollars, any weakening of the Brazilian Reais and Canadian dollar results in a reduction in US dollar denominated costs, while revenues are unaffected given all revenue is earned in US dollars. The Brazilian Reais averaged at R$3.07 per US$ in the second quarter of 2015 compared to R$2.23 per US$ in the same period last year;
•	As at June 30, 2015 the Company had cash and unsold gold bullion on hand of $6.4 million ($9.0 million as at December 31, 2014).

Cash Operating Costs, Capital Expenditures and All-in-sustaining Costs

•	During second quarter of 2015, cash operating costs per ounce of gold produced were $796 compared to $958 during the same period in 2014, a decrease of $162 per ounce or 17%;
•	For the first half of 2015, cash operating costs per ounce of gold produced was $802 compared to $941 during the same period in 2014, a decrease of $139 per ounce or 15%;
•	During the second quarter of 2015, all-in sustaining costs per ounce sold (AISC) were $1,231 compared to $1,337 per ounce during for the corresponding 2014 period, a decrease of $106 per ounce or 8%;
•	AISC for the first half of 2015 were $1,198 per ounce sold, which was 6% or $78 per ounce lower as compared to 1,276 for the same period in 2014;
•	In the second quarter of 2015, sustaining capital expenditures decreased $1.7 million or 37% to $3.1 million compared to $4.8 million during the corresponding 2014 period, primarily due to the suspension of primary development at the Caeté Complex and lower capital expenditures on machinery and equipment. Capital expenditures for the first half of 2015 were marginally lower than the same 2014 period.

Operational Highlights

Production

•	Production of gold during the second quarter and first half of 2015 was 20,682 ounces 42,018 ounces respectively, compared to 23,867 ounces and 47,226 ounces in the corresponding 2014 periods:
•	Turmalina produced 10,420 ounces of gold in the second quarter of 2015 compared to 13,190 ounces in the 2014 corresponding period,
•	Caeté produced 10,262 ounces of gold in the second quarter of 2015 compared to 10,677 in the 2014 corresponding period.
•	A total of 210,000 tonnes was processed in the second quarter of 2015 (second quarter of 2014: 263,000 tonnes) at an average head grade of 3.41 grams per tonne (second quarter of 2014 – 3.11 grams per tonne), a 10% increase compared to the same period in 2014:
•	Turmalina processed 94,000 tonnes (second quarter of 2014: 107,000 tonnes) at an average head grade of 3.91 grams per tonne (second quarter of 2014: 4.14 grams per tonne)
•	Caeté processed 116,000 tonnes (second quarter of 2014: 156,000 tonnes) at an average head grade of 3.0 grams per tonne (second quarter of 2014: 2.4 grams per tonne)
•	A total of 436,000 tonnes was processed during the first half of 2015 (YTD 2014: 531,000 tonnes) at an average head grade of 3.34 grams per tonne (YTD 2014 – 3.0 grams per tonne), an increase of 11% compared to the second quarter of 2014.
•	Total tonnes mined decreased in the second quarter and first half of 2015 by 20% and 18% respectively, compared to the same periods in 2014, primarily due to focus on higher grade.
•	For the second quarter and first half of 2015, the average gold recovery rate was 90%, compared to 88% for the comparable 2014 periods.

Exploration Drilling and Turmalina Reserve Update

•	During the second quarter of 2015, 11,416 meters of exploration and definition drilling was conducted at both the Turmalina and Pilar mines, compared to 10,121 meters drilled in the corresponding 2014 period.
•	In April 2015, the Company announced the initial results from its ongoing exploration drilling campaign:
•	Turmalina: On April 8, 2015, the Company announced multiple high-grade drill intercepts generated within the current indicated resource envelope. Significant drill intercepts include 23.71 grams per tonne Au ("g/t Gold") over 14 meters, including 41.27 grams per tonne Au over 7.6 meters, 23.62 grams per tonne Au over 8.8 meters and 20.15 grams per tonne Au over 8.7 meters.
•	Pilar: On April 27, 2015, the Company announced multiple high-grade drill intercepts, including 18.22 grams per tonne Au ("g/t Gold") over 7.4 meters, 14.04 grams per tonne Au over 8.7 meters, 10.63 grams per tonne Au over 13.6 meters, 20.98 grams per tonne Au over 3.7 meters and 18.22 grams per tonne Au over 7.4 meters, including 27.19 grams per tonne Au over 4.3 meters.
•	In April 2015, the Company filed the National Instrument 43-101 ("NI 43-101") compliant reserve and resource estimate for the Turmalina mine. The reserves increased by 51% to 217,000 ounces. The drill data base cut-off date for the reserve estimate was June 30, 2014. Reserves were calculated at $1,200 per ounce and at R$ 2.5 to US$ 1 exchange rate.

2015 Guidance compared to 2015 Actual YTD
	2015 Guidance		Actual
	Low	High	YTD 2015
Consolidated
Brazilian Reais vs US dollar foreign exchange rate	2.5	2.5	3.0
Gold production (ounces)	92,000	102,000	42,018
Milling grade (grams per tonne)	3.30	3.75	3.33
Tonnes Processed	925,000	1,025,000	436,000
Recovery rate	89%	90%	90%
Cash operating costs (per ounce produced)[1]	$800	$900	$802
All-in sustaining costs (per ounce sold)[1]	$1,100	$1,200	$1,198
Definition/delineation drilling	34,000	34,000	20,384
Turmalina
Gold production (ounces)	56,000	62,000	22,216
Milling grade (grams per tonne)	4.00	4.25	3.74
Tonnes Processed	475,000	525,000	205,000
Recovery rate	90%	91%	90%
Cash operating costs (per ounce produced)[1]	$640	$700	$652
All-in sustaining costs (per ounce sold)[1]	$900	$1,000	$979
Definition/delineation drilling	25,000	25,000	10,469
Caeté
Gold production (ounces)	36,000	40,000	19,802
Milling grade (grams per tonne)	2.40	2.90	2.96
Tonnes Processed	450,000	500,000	231,000
Recovery rate	89%	90%	89%
Cash operating costs (per ounce produced)[1]	$1,075	$1,175	$970
All-in sustaining costs (per ounce sold)[1]	$1,200	$1,300	$1,113
Definition/delineation drilling	9,000	9,000	9,915
[1] Cash operating costs and all-in sustaining costs are non-gaap financial performance measures with no standard definition under IFRS.
Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

George Bee, President and Chief Executive Officer of Jaguar commented, "In the second quarter, a further $3.2 million in debt was repaid which now brings debt repayment to a total of $13.6 million over the last 12 months.  We continue to see success with our brownfield exploration program confirming ore body continuity and better grades ahead of mining. The turnaround of our active mining operations continues and despite short-term production interruptions at Turmalina, our cash operating cost per ounce performance improved. Offsetting lower US dollar denominated gold prices, we have benefitted from a weaker Brazilian Real. We continue to implement changes that will lead to sustained profitability and free-cash-flow."

Qualified Person
Scientific and technical information contained in this press release has been reviewed and approved by Marcos Dias Alvim, BSc Geo., MAusIMM (CP), Project Development Manager, who is an employee of Jaguar Mining Inc., and is a 'qualified person' as defined by NI43-101.

About Jaguar Mining Inc.
Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximate 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlooks or assurance that such results will be achieved. The actual results of Jaguar will likely vary from the amounts set forth in the financial outlooks and such variation may be material. Jaguar and its management believe that the financial outlooks have been prepared on a reasonable basis, reflecting the best estimates and judgments, and represent, to the best of management's knowledge and opinion, the Company's expected production, grades, tonnes milled, recovery rates, cash operating costs, and definition/delineation drilling, in addition to overall expenditures and results of operations during 2015. However, because this information is highly subjective and subject to numerous risks, including the risks discussed below, it should not be relied on as necessarily indicative of future results.   Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among others the risk of Jaguar's not meeting the forecast plans regarding its operations and financial performance, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

Non-IFRS  Measures.
This press release provides certain financial measures that do not have a standardized meaning prescribed by IFRS. Readers are cautioned to review the above stated footnotes where the Company expanded on its use of non-IFRS measures.

Footnotes

1.	Cash operating costs and cash operating cost per ounce are Non-IFRS measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces produced and are calculated by dividing cash operating costs by commercial gold ounces produced; US$ cash operating costs per ounce produced are derived from the cash operating costs per ounce produced translated using the average Brazilian Central Bank R$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes those measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production costs. A reconciliation of cash operating costs per ounce to total production costs for the most recent reporting period, the three months ended March 31, 2015 is set out in the Company's second quarter 2015 MD&A filed on SEDAR at www.sedar.com.
2.	All-in sustaining cost is a non-IFRS measure. This measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, except for non-cash items the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, and in-mine exploration expenses. All-in sustaining cost excludes growth capital, reclamation cost accretion related to current operations, interest and other financing costs and taxes. A reconciliation of all-in sustaining cost to total production costs for the most recent reporting period, the three months ended March 31, 2015 is set out in the Company's second quarter 2015 MD&A filed on SEDAR at www.sedar.com.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, 416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 19:00e 13-AUG-15